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                            June 9, 2023

       Ziyu Shen
       Chairman and Chief Executive Officer
       ECARX Holdings Inc.
       ECARX office, 2nd Floor South, International House
       1 St. Katharine   s Way
       London E1W 1UN
       United Kingdom

                                                        Re: ECARX Holdings Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed May 12, 2023
                                                            File No. 333-271861

       Dear Ziyu Shen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Permission Required from the PRC Authorities for Our Operations, page 6

   1. Please clearly state whether the Trial Administrative Measures of Overseas Securities
                                                        Offering and Listing by
Domestic Companies apply to the current offering.
 Ziyu Shen
FirstName  LastNameZiyu Shen
ECARX Holdings   Inc.
Comapany
June 9, 2023NameECARX Holdings Inc.
June 9,
Page 2 2023 Page 2
FirstName LastName
Information Incorporated by Reference, page 55

2. We note that you incorporate by reference certain information set forth in Item 5 of Form
         F-1. Please note that you are not eligible to incorporate by reference on Form F-1 until three years after the completion of your business combination. Refer to General
         Instruction IV.D.1(b). Please revise to include the required information within your Form
         F-1 registration statement. For further guidance, refer to the March 31, 2021 Staff
         Statement on Select Issues Pertaining to Special Purpose Acquisition Companies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Matthew Derby,
Legal Branch Chief, at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Shu Du, Esq.